UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR CLOSES ITS FIRST QUARTER WITH LOSSES

SUSTAINED IMPROVEMENT IN SERVICE QUALITY CONTINUES, WITH FEWER POWER OUTAGES

Buenos Aires, March 10, 2021, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved today its financial statements for the period ended March 31, 2021.

The Company’s results of operations reflect the deterioration in its revenue as a consequence of the freeze on electricity rates for more than two years in an inflationary context, reflecting a 28% fall in real terms. The approval of the new electricity rate schedules effective as from May 1, which imply a partial increase of the Company’s Own Distribution Cost, allows for a slight improvement in the economic and financial situation; however, it is insufficient to sustain the operating costs and investments of the electric service.

Despite the previously mentioned situation, in the first quarter of 2021, edenor was able not only to sustain the improvement achieved in its service quality levels but also to improve efficiency in the use of its resources.

The ambitious investment plan carried out in recent years continues to show results that are reflected in a continuous improvement in the quality of the service, by reducing the duration and frequency of power outages since 2014, thereby surpassing not only the regulatory requirements set forth in the last tariff structure review, but also, in this year, the quality indexes required by the regulatory authority for the end of the tariff period in February 2022.

The Company has made a great effort to maintain its commitment to ensuring the electricity supply -more necessary than ever under the circumstances that the pandemic has led us to face- to all its customers. All accomplished by taking due care of employees, contractors and customers, applying strict hygiene, safety and health protocols to each of the activities deemed essential and offering digital customer service channels.

MAIN FINANCIAL INDICATORS

The figures related to the prior year’s period have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) Operating (loss) profit before taxes and finance costs.

Revenue decreased 28% in real terms in 2021, as compared to the same period of 2020, mainly as a consequence of the freeze on electricity rates in an inflationary context. Electricity sales volume remained constant.

The gross margin, which best represents the income attributable to this distribution company, called Distribution Added Value (VAD), fell 25% as compared to the same period of the previous year, as a consequence of the freeze on electricity rates and the level of electricity theft, in spite of the fact that this level is lower than that recorded in 2020, with total losses decreasing from 18.4% in the first quarter of 2020 to 16.6% in the same period of 2021.

The EBIT resulted in a loss of ARS 892 million, in line with the decrease in the gross margin, reflecting the lack of adjustment of revenue in a context of high rates of inflation that causes operating costs to increase, despite the Company’s efforts to be more efficient in the use of the resources.

The loss for the period amounted to ARS 656 million, due mainly to the deterioration of the gross margin and the operating result, due to a higher financial charge resulting from the deferral of the payment of obligations with the Wholesale Electricity Market, partially offset by a lower income tax charge in the first quarter of 2021.

As for Investments, in the first quarter of 2021, they amounted to ARS 2,529 million, which means a 29% increase in real terms compared to the same period of the previous year, reflecting the financial and human effort to carry out the investment plan in spite of the restrictions imposed by the health situation we are currently facing.

MAIN OPERATING INDICATORS

Electricity sales in the first quarter of 2021 increased slightly by 0.2% as compared to the same period of 2020, reaching 5,211 GWh against the 5,203 GWh sold in the first quarter of the previous year, with a marked increase in residential customers and falls in consumption in all the other segments.

The number of customers increased 1.4%, as compared to the same period of the previous year, due mainly to the increase recorded in residential tariff customers.

As of March 31, 2021, the SAIDI[1] and SAIFI[2] indicators for the last 12 months have improved 18.3% and 22.1%, respectively, compared to the same indexes recorded as of March 31, 2020. Additionally, the performance of these indicators is 26.8% and 14.8% better than the values required by the RTI[3].

Energy losses decreased to 1,045 GWh as compared to the 1,178 GWh of the first quarter of 2020.

1 System Average Interruption Duration Index.

2 System Average Interruption Frequency Index.

3 Tariff Structure Review.

City of Buenos Aires, May 10, 2021

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive (Loss) Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary, relating to the three-month interim period ended March 31, 2021.

The amounts disclosed below are stated in millions of Argentine pesos and arise from the Condensed Interim Financial Statements:

Period ended

March 31, 2021

Loss for the period

Other comprehensive income for the period

Total comprehensive loss for the period

Detail of Equity

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Pampa Energía S.A. (PAMPA), domiciled at Maipú 1 of the City of Buenos Aires, in respect of which on December 28, 2020 a share purchase and sale agreement was entered into with Empresa de Energía del Cono Sur S.A., the approval of which as of to date is in process. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of March 31, 2021, the Company had 31,380,871 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina in its capacity as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A RUIZ
Officer in charge of Market Relations

(1)	Includes 31 relating to treasury shares.
(2)	Includes 782 relating to treasury shares.
(3)	Includes 37,558,700 shares held by Pampa Energía S.A. and 242,999,553 shares held by the ANSES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 12, 2021